September 12, 2008

Lee T. Kranefuss
Attention: BGI's Product Management Team,
Intermediary Investors and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares Diversified Alternatives Trust**
> **Registration Statement on Form S-1**
> **Filed August 20, 2008**
> **File No. 333-153099**

Dear Mr. Kranefuss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the Prospectus. Such graphics and pictorial representations should not be included in any Preliminary Prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

2. We note that the offering is conducted on a blind-pool basis and the trading advisor will have discretionary authority to make determinations with respect to the portfolio pursuant to arbitrage, technical and fundamental strategies. We also note that the only disclosure

regarding the advisor's experience or prior performance in commodities trading relates to a non-discretionary index-tracking pool. Please provide us a detailed description of the experience and prior performance of the advisor and the persons that will be making trading decisions for the advisor on behalf of the registrant with respect to discretionary commodity trading accounts, including those with a similar investment strategy to the registrant. We may have further comment upon our review of this information.

Cover Page of Prospectus

3. Please disclose the $50 initial offering price. Please see Regulation S-K, Item 501(b)(3).

Forward-Looking Statements, page iii

4. We note your disclosure stating that none of the Sponsor or any other person assumes responsibility for the accuracy or completeness of any forward-looking statement. Please provide us the basis for your belief that there is no liability under the federal securities laws with respect to the accuracy of forward-looking statements.

Risk Factors, page 13

The positive performance of derivatives contracts, and therefore …, page 20

5. It is unclear from the current disclosure how trading in derivative contracts could negatively impact the value of the shares. Please revise to clearly describe the risk.

The Trust's use of leverage and/or short positions will involve special risks …, page 20

6. Please explain the phrase "against the box" in plain English. Please see Rule 421(d).

The Trust will be subject to the risks associated with being newly organized, page 23

7. You disclose that the success of the Trust will depend on a number of conditions that are beyond the control of the Trust. Please briefly disclose some examples of such conditions.

You cannot be assured of the Sponsor's or the Advisor's continued services …, page 25

8. Please describe how the discontinuance of the Sponsor's or Advisor's services would be detrimental to the Trust.

Regulatory risks associated with futures contracts may adversely …, page 28

9. Please specifically describe the regulatory risks associated with futures contracts that are facing the Trust.

Regulatory changes or actions may alter the nature of an investment in the Trust, page 29

10. Please specifically describe possible future regulatory changes that may alter the nature of an investment in the Trust and how such possible changes would be detrimental to the Trust.

Business of the Trust, page 32

Computation of Trust's Net Asset Value, page 35

11. The seventh paragraph on page 36 is difficult to understand. Please revise.

The Advisor, page 49

12. We note your disclosure that the Advisor will have discretionary authority to make all determinations with respect to the Portfolio's assets, subject to specified limitations. Please disclose the limitations on the Advisor's discretionary authority.

13. Please disclose the persons that will have primary responsibility for making trading decisions for the advisor on behalf of the registrant. Please briefly describe the process for making trading decisions, including the involvement of the board.

14. Please disclose any other pools or accounts managed by the advisor or its principals that will concurrently pursue similar or conflicting investment strategies as the registrant.

Plan of Distribution, page 69

15. Please disclose that the initial Authorized Participant is acting as an underwriter.

16. We note that the units will be offered through the selling efforts of broker-dealers who are members of FINRA. If known prior to the effective date, please revise to identify the brokers or dealers that will participate in the offering and state the amount to be offered through each. Refer to Item 508 of Regulation S-K.

Outside Back Cover Page of the Prospectus

17. Please provide the disclosure required by Regulation S-K, Item 502(b).

Part Two, Statement of Additional Information

18. Please revise the prospectus table of contents to include part two statement of additional information.

Exhibit 16. Exhibits and Financial Statement Schedules, page II-1

19. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: David Yeres, Esq. (via facsimile)
        Edgard Alvarez, Esq. (via facsimile)